

Mail Stop 4631

September 14, 2009

<u>via U.S. mail and facsimile</u>

Randolph Gress, CEO
Innophos Holdings, Inc.
Innophos, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **RE:** **Innophos Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-33124**
>
> **Innophos, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 333-129951**

Dear Mr. Gress:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Innophos Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Estimates and Policies, page 33

Valuation of Goodwill and Long-Lived Assets, page 34

1. We note your disclosure regarding your Mexican operation's sudden reduction in volumes for which you considered the impact on your assessment of the fair value of the Mexico reporting unit. We further note that you determined fair value exceeded the carrying value of the Mexico reporting unit as of December 31, 2008; however, you caution that further declines may result in goodwill impairment charges. In this regard, we note that the operating results for the Mexico operation has significantly declined in the first half of fiscal year 2009. There is a concern that your disclosures do not provide investors with sufficient information regarding your testing of goodwill for impairment to understand how the significant decline in operating results for the first half of fiscal year 2009 may impact your evaluation of goodwill for impairment. In future filings beginning with your third quarter of fiscal year 2009 Form 10-Q, please provide investors with a better understanding as to how you determined that the fair value of the reporting unit exceeded the carrying value. Please address the following points in addition to any other information that would be useful for an investor's understanding of the realizability of the assets associated with the Mexico reporting unit:
   - State the carrying value and the estimated fair value of the Mexico reporting unit as of the fiscal year 2008 impairment testing date and any other subsequent interim period testing.
   - Disclose the material assumptions included in the discounted cash flows used to estimated the fair value of the Mexico reporting unit for each period presented (i.e., the fiscal years 2008, 2007 and 2006 testing periods and any subsequent interim period testing). Material assumptions for discounted cash flows include revenue growth rates, operating margins, cash flow forecasts, the terminal value rate, and discount rate. Please include an explanation as to how your fiscal year 2008 assumptions incorporate the material decline in the operating results due to the significant decline in sales and the issues related to your phosphate rock supply agreement, which we note will terminate on September 9, 2010.
   - Provide explanations for material changes to any assumptions between testing periods.

- Provide a sensitivity analysis regarding the impact of using other reasonably likely assumptions in your discounted cash flow method to the estimated fair value of the reporting unit.
- Discuss whether the operating results for the Mexico operations for the first half of fiscal year 2009 have been in line with the assumptions made in the fiscal year 2008 discounted cash flow analysis. If the operating results have fallen below the estimated operating results, please disclose if you have tested goodwill for the reporting unit at an interim date. If you have not tested goodwill for the Mexico reporting unit at an interim date and actual results have fallen below your estimates, please explain why you did not subsequently test this goodwill for impairment. Please also discuss whether you were required to test any of the Mexico reporting unit's assets for impairment under SFAS 144.
- Please tell us if the agreement to terminate the phosphate rock supply agreement during the third quarter of fiscal year 2009 is a trigger for an interim impairment test of the Mexico reporting unit's goodwill or a trigger to test the other assets of the reporting unit under SFAS 144.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

1. Basis of Statement Presentation, page 45

Revenue Recognition, page 47

2. We note your disclosure regarding your accounting policy for distributor incentives and customer incentives in the United States and Canada. As Mexico represents a material portion of your sales, please disclose your accounting for distributor incentives and customer incentives in Mexico. If you do not offer distributor incentives and customer incentives in Mexico or these items are immaterial in Mexico, please revise your disclosure in future filing to clarify this fact.

19. Segment Reporting, page 79

3. In future filings, please disclose depreciation and amortization expense by reportable segment for each period presented. Refer to paragraph 27 of SFAS 131 for guidance.

Item 9A. Controls and Procedures, page 82

Disclosure Control and Procedures, page 82

4. We note your disclosure that your disclosure controls and procedures are "designed to provide reasonable assurance that information required to be reported in the

Company's consolidated financial statements and filings is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure." Please confirm to us and revise your disclosure in future filings to state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Exhibit 21.1

5. We note your disclosure that your Mexico subsidiaries are not 100% owned, as minority qualifying shares are held by other affiliates. Please tell us what you mean by this and how you are accounting for this ownership by other affiliates in your consolidated financial statements. Depending on your accounting, please tell us your consideration of the guidance in SFAS 160 for your consolidated financial statements included in your first and second quarter of fiscal year 2009 Forms 10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition & Results of Operations, page 23

Overview, page 23

6. We note your disclosure that the Coatzacoalcos, Mexico complex is expected to operate for all of fiscal year 2009 at significantly reduced levels. Please tell us and disclose in future filings whether you tested the assets included in this complex for impairment in accordance with SFAS 144. If you did not, please provide us with a detailed explanation as to why you do not believe the assets were required to be tested. To the extent you did test the assets for this complex for impairment, please provide the following disclosures in addition to any other disclosures you believe will be useful to investors in future filings beginning with the third quarter of fiscal year 2009 Form 10-Q:
    - Disclose the carrying value and estimated fair value for the assets associated with the Coatzacoalcos, Mexico complex.

- Disclose the material assumptions used to estimate the cash flows associated with these assets, including how these assumptions incorporate the significant decline in operations.
- Provide a sensitivity analysis of the assumptions used to estimate the fair value of these assets using other reasonably likely inputs. This discussion should explain to investors the extent that the corresponding cash generating activities would need to decline to result in the use of the other reasonably likely inputs.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

7. We note your discussion of the claims associated with your phosphate rock supply agreement with OCP, S.A. We further note your disclosure in Form 8-K filed on August 31, 2009, that this agreement will terminate on September 9, 2010. You also state that the termination of the agreement will not result in material adverse effects to you. It is unclear how you arrived at this conclusion in terms of your future operating results and cash flows. In this regard, we note that your OCP supply agreement was based on historical market index pricing rather than current market conditions. In future filings beginning with your third quarter of fiscal year 2009 Form 10-Q, please include a discussion and analysis of the impact of terminating this supply contract may have on your gross profit margins and your cash flows for your Mexico operations. You may want to consider discussing the impact on your consolidated financial statements had you been required to pay current market prices for phosphate rock rather than negotiated prices. Please also continue to discuss any developments regarding your discussions with other suppliers or alternatives for phosphate rock and the impact these developments would have on your consolidated financial statements.

Historical Performance, page 24

8. Please tell us and disclose in future filings the value of the granular triple super-phosphate inventory as of the most recent balance sheet date. In this regard, we note that you have written down $1.8 million of this inventory during the first half of fiscal year 2009 and that your outlook for the sales of this inventory is uncertain. This disclosure will allow investors to better understand the value of your inventory that remains at-risk for future impairment.

Liquidity and Capital Resources, page 30

9. We note that the operating results of the Mexico reportable segment has significantly declined during the first half of fiscal year 2009. Further, it appears as though your Mexico-based subsidiaries are not permitted to access the senior credit facility entered into on May 22, 2009. In future filings, please provide a discussion and

analysis of your Mexico-based subsidiaries' sources and uses of cash flows for the short-term and long-term. Please also provide a discussion as to how these operations intend to fund their future cash flow needs. Refer to Item 303(A)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

10. We note that the Senior credit facility and the Senior Unsecured Notes contain financial covenants. Considering the significance of your outstanding debt to your consolidated balance sheet and cash flow statement, please disclose the financial covenants required to be met for each of your debt instruments in future filings. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Innophos, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

11. Please address the comments issued under Innophos Holdings, Inc.'s periodic reports in future filings, as applicable.

Report of Independent Registered Public Accounting Firm, page 35

12. In future filings, please ensure the report filed includes the independent registered public accounting firm's city and state. Refer to Article 2-02(a) of Regulation S-X for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief